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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                        Price Communications Corporation
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                   741437305
                       ----------------------------------
                                 (CUSIP Number)

Mr. Lance Laifer                      Gerald Adler
Laifer Capital Management, Inc.       Shereff, Friedman, Hoffman & Goodman, LLP
Hilltop Partners, L.P.                919 Third Avenue
45 West 45th Street                   New York, New York 10022
New York, New York 10036              (212) 758-9500
(212) 921-4139
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 2, 1997
                       ----------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No.     741437305                               Page   2   of   8   Pages
          --------------------                             -----    -----

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
      Hilltop Partners, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

    NUMBER OF      7      SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY
    OWNED BY       8      SHARED VOTING POWER
      EACH                    0
    REPORTING
     PERSON        9      SOLE DISPOSITIVE POWER
      WITH                    0

                   10     SHARED DISPOSITIVE POWER
                              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

14    TYPE OF REPORTING PERSON*
          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

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                                  SCHEDULE 13D

CUSIP No.     741437305                               Page   3   of   8   Pages
          --------------------                             -----    -----

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
      Laifer Capital Management, Inc.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

    NUMBER OF      7      SOLE VOTING POWER
     SHARES                   202,704
  BENEFICIALLY
    OWNED BY       8      SHARED VOTING POWER
      EACH                    0
    REPORTING
     PERSON        9      SOLE DISPOSITIVE POWER
      WITH                    114,327

                   10     SHARED DISPOSITIVE POWER
                              263,683

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          378,010

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.1%

14    TYPE OF REPORTING PERSON*
          CO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

CUSIP No.     741437305                               Page   4   of   8   Pages
          --------------------                             -----    -----

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
      Lance Laifer

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

    NUMBER OF      7      SOLE VOTING POWER
     SHARES                   202,704
  BENEFICIALLY
    OWNED BY       8      SHARED VOTING POWER
      EACH                    0
    REPORTING
     PERSON        9      SOLE DISPOSITIVE POWER
      WITH                    114,327

                   10     SHARED DISPOSITIVE POWER
                              263,683

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          378,010

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.1%

14    TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                         Schedule 13D Amendment No. 11
                        Price Communications Corporation

         This Amendment No. 11 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D filed October 29, 1993 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D filed December 17, 1993, Amendment No. 2 to the Schedule 13D filed February 5, 1994, Amendment No. 3 to the Schedule 13D filed March 1, 1994, Amendment No. 4 to the Schedule 13D filed March 18, 1994, Amendment No. 5 to the Schedule 13D filed December 5, 1994, Amendment No. 6 to the Schedule 13D filed December 20, 1994, Amendment No. 7 to the Schedule 13D filed March 9, 1995, Amendment No. 8 to the Schedule 13D filed July 6, 1995, Amendment No. 9 to the Schedule 13D filed June 7, 1996 and Amendment No. 10 to the Schedule 13D filed December 20, 1996 by Hilltop Partners, L.P., Laifer Capital Management, Inc. (formerly known as Laifer Inc.) and Lance Laifer (collectively, the "Reporting Persons"), each relating to the common stock, par value $.01 per share (the "Common Stock"), of Price Communications Corporation, a Delaware corporation (the "Company"). The above-referenced Statement on Schedule 13D and Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8, No. 9 and No. 10 are collectively referred to herein as the "Schedule 13D". All terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         Item 5 is amended and restated to read in full as follows:

         (a) Hilltop Partners, L.P. does not beneficially own any shares of Common Stock.

         Laifer Capital Management, Inc. is the beneficial owner of 378,010 shares (4.1%) of Common Stock. The 378,010 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. represents 378,010 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various clients. These clients include: (a) various Wolfson family entities, with an address at One State Street Plaza, New York, New York 10004-1505, (b) Haussman Holdings N.V., a Netherlands Antilles corporation, (c) various charitable trusts, with an address at One State Street Plaza, New York, New York 10004-1505 and (d) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (the "Clients").

         Lance Laifer, as president and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

         The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of November 8, 1996,



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there were 9,247,208 shares of Common Stock outstanding as reported in the
Company's Quarterly Report on Form 10-Q for the period ended September 30,
1996.

         (b) Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of 202,704 shares of Common Stock owned by certain of the Clients, (ii) has the sole power to dispose and direct the disposition of 114,327 shares of Common Stock owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of 263,683 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients.

         (c) On January 2, 1997, Hilltop Partners, L.P. distributed an aggregate of 569,605 shares of Common Stock to limited partners of Hilltop Partners, L.P. in connection with complete redemptions of interests in Hilltop Partners, L.P.

         (d) Not applicable.

         (e) Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 2, 1997                     HILLTOP PARTNERS, L.P.

                                            By: LAIFER CAPITAL MANAGEMENT,
                                                  Inc, as General Partner

                                                  By: /s/ Lance Laifer
                                                      -------------------------
                                                      Lance Laifer
                                                      President

                                            LAIFER CAPITAL MANAGEMENT, INC.

                                                  By: /s/ Lance Laifer
                                                      -------------------------
                                                      Lance Laifer
                                                      President

                                            /s/ Lance Laifer
                                            -----------------------------------
                                            Lance Laifer